UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. U.S.A 401(K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k) Savings &

Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2013 and 2012

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Index

December 31, 2013 and 2012

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Chicago, IL
June 30, 2014

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	December 31,
	2013	2012
Assets
Investments, at fair value (see Note 5)	$88,547,234	$77,323,246

Receivables:
Other	129	—
Notes receivable from participants	2,425,132	2,216,166

Total receivables	2,425,261	2,216,166

Total assets	90,972,495	79,539,412

Liabilities
Refundable excess contribution	65,493	76,319

Total liabilities	65,493	76,319

Net assets available for benefits at fair value	90,907,002	79,463,093
Adjustment from fair value to contract value for fully benefit -responsive investment contract	819,026	892,887

Net assets available for benefits	$91,726,028	$80,355,980

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets available for benefits attributed to:
Investment income:
Net appreciation in fair value of investments (See Note 5)	$13,759,092
Dividends	229,681
Interest income, investments	383,797

Total investment income	14,372,570

Interest income on notes receivable from participants	95,636

Total income on investments and notes receivable from participants	14,468,206

Contributions:
Employer	1,053,351
Participant (net of refundable contributions)	4,623,605
Rollovers	398,955

Total contributions	6,075,911

Addition:
Settlement Payment (See Note 1)	287,209

Total additions	20,831,326

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	9,371,750
Administrative expenses	89,528

Total deductions	9,461,278

Net increase in net assets available for benefits	11,370,048

Net assets available for benefits:
Beginning of year	80,355,980

End of year	$91,726,028

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is effective as of March 1, 1997.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Banco Popular North America (“BPNA”) and Banco Popular de Puerto Rico (“BPPR”). The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.

The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.

The Plan is subject to the provisions of ERISA.

Significant Transactions

Popular Securities Litigation (Hoff Class Action Settlement Proceeds)

During 2013, the Plan implemented the settlement terms of the legal action known as Hoff v. Popular Inc., et al., Civil Action No. 3:09-cv-01428-GAG (Consolidated), in the United States District Court for the District of Puerto Rico. Said legal action had been filed on behalf of all purchasers of Popular, Inc. common stock between January 24, 2008 and February 19, 2009, inclusive (the “Class Period”), who suffered losses on those securities during the Class Period.

Fiduciary Counselors, Inc. has served as independent fiduciary for the Plan in connection with the litigation. It filed a claim on behalf of the Plan, and it provided instructions to the Plan with regard to the implementation of the Court-approved Plan of Allocation of settlement proceeds.

As a result of the settlement, the Plan and the Popular, Inc. Puerto Rico Savings and Investment Plan were credited with amounts representing their respective shares of settlement proceeds in accordance with the claims submitted to the Class Administrator in the class action litigation. The amount of $287,209 was credited to the Plan and is reflected as a settlement payment on the statement of changes in net assets available for benefits.

Plan Amendments

Effective March 2009, the Corporation’s matching contribution to the Plan was suspended. The employees were able to continue to make contributions to the Plan and receive the tax benefit, but the Corporation did not make its customary matching contribution. Effective April 1, 2013, the employer contribution was reinstated. The employer shall make matching contributions

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

in an amount equal to 50% of elective deferral contributions and/or voluntary contributions. Elective deferral contributions and/or voluntary contributions that are over 4% of eligible compensation (as defined in the Plan document) will not be matched. Matching contributions are calculated based on elective deferral contributions, voluntary contributions and compensation for the payroll period. Matching contributions are made for all persons who were active participants at anytime during that payroll period. The maximum matching contribution for a person for the plan year is 2% of eligible compensation. Elective deferral contributions that are catch-up contributions shall be matched. Matching contributions are subject to the vesting percentages set-forth by the Plan.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant vests in the Plan according to the following table:

Years of credited service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 18 investments options for participants that include mutual funds, single group annuity contract, pooled separate accounts and common stock in Popular, Inc.

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $17,500 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

Effective April 1, 2013, the Plan Sponsor contributes a matching percentage of 50% for each elective deferral contribution made by an employee up to 4% of annual compensation.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amount as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions during the year ended December 31, 2013.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. As of December 31, 2013, interest rates ranged from 4.25% to 9.25%. As of December 31, 2012, interest rates ranged from 4.25% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum payment with the exception of those participants that are required to receive required minimum distributions.

Plan termination

Although it has not expressed any intent to do so, the Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a non-forfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from these estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document. Realized gains and losses from security transactions are reported on an average cost basis.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurement”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC 820 disclosures required as of December 31, 2013 and 2012.

Administrative expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits included member service fees and loan expenses paid by the participants. Recordkeeping Service Fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the statement of changes in net assets available for benefits. Notes received from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals are usually used to pay recordkeeping service fees. During 2013, recordkeeping service fees totaled $44,715, out of which $18,903 was paid out of forfeitures. Additionally, during 2013 $21,109 of forfeited non-vested accounts were utilized by the Plan Sponsor for expenses incurred by the Plan Sponsor related to the Plan’s activities. Forfeited non-vested accounts amounted to $40,814 and $17,756 at December 31, 2013 and 2012, respectively.

Refundable contributions

Refundable contributions totaled $65,493 at December 31, 2013, which was the result of a failed non-discrimination test pursuant to IRS Regulations. An additional $7,416 of participant contributions were refunded during the year ended December 31, 2013, as the participant’s contributions exceeded the amounts allowed by the IRS. These amounts are netted against the participant contributions in the statement of changes in net assets available for benefits. Refundable contributions totaled $76,319 at December 31, 2012.

3.	Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurement”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These securities are classified as Level 2. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.

Popular, Inc. Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.

Single Group Annuity: Fair value is considered to be the amount the plan sponsor would receive currently if they were to terminate the single group annuity contract and withdraw or transfer funds within the Plan prior to their maturity. This fair value includes consideration of any termination fees or penalties as well as the credit worthiness of the issuer. There are no unfunded commitments. This security is classified as Level 3.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$11,634,101	$—	$—	$11,634,101
Small/Mid U.S. Equity	11,150,310	—	—	11,150,310
Fixed Income	6,142,526	—	—	6,142,526
Balanced/Asset Allocation	66,903	—	—	66,903

Total mutual funds	28,993,840	—	—	28,993,840

Pooled Separate Accounts
Large U.S. Equity	—	7,922,196	—	7,922,196
Fixed Income	—	1,256,651	—	1,256,651
Balanced/Asset Allocation	—	22,663,290	—	22,663,290
International Equity	—	4,695,204	—	4,695,204

Total pooled separate accounts	—	36,537,341	—	36,537,341

Popular, Inc. Common Stock	7,454,552	—	—	7,454,552
Annuity contract with insurance company	—	—	15,561,501	15,561,501

Total assets at fair value	$36,448,392	$36,537,341	$15,561,501	$88,547,234

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$8,766,281	$—	$—	$8,766,281
Small/Mid U.S. Equity	8,546,051	—	—	8,546,051
Fixed Income	8,169,234	—	—	8,169,234
Balanced/Asset Allocation	9,373	—	—	9,373

Total mutual funds	25,490,939	—	—	25,490,939

Pooled Separate Accounts
Large U.S. Equity	—	5,814,850	—	5,814,850
Fixed Income	—	1,129,731	—	1,129,731
Balanced/Asset Allocation	—	18,097,790	—	18,097,790
International Equity	—	4,225,998	—	4,225,998

Total pooled separate accounts	—	29,268,369	—	29,268,369

Popular, Inc. Common Stock	5,599,091	—	—	5,599,091
Annuity contract with insurance company	—	—	16,964,847	16,964,847

Total assets at fair value	$31,090,030	$29,268,369	$16,964,847	$77,323,246

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis for the year ended December 31, 2013. There were no transfers in and/or out of Level 1 and Level 2 for the year ended December 31, 2013.

Transfers in and out of Level 3 are related to the availability and the observability of significant inputs. All transfers during the year are calculated at the time of the transfer.

Level 3 Rollforward

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2013.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Level 3 Asset Year Ended December 31, 2013
Annuity Contract
Balance, beginning of year	$16,964,847
Unrealized gains/(losses) relating to instruments still held at the reporting date	73,861
Interest credited	383,797
Purchases	8,910,368
Sales	(10,771,372)

Balance, end of year	$15,561,501

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset as of December 31, 2013 and December 31, 2012.

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2013:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Single group annuity contract	$15,561,501	Assumed proceeds at discontinuance*	Composite Interest Rate	**

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2012:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Single group annuity contract	$16,964,847	Assumed proceeds at discontinuance*	Composite Interest Rate	**

*	Fair Value is considered contract value less early withdrawal charge. The single group annuity contract has a 5% early withdrawal charge should the plan discontinue the contract without proper notifications as prescribed in the contract. The contract cannot be sold or pledged to third parties per the contract. Proceeds from discontinuation of the contract cannot be higher than the fair value amount reflected here.
**	See Footnote 4 for the composite interest rate history.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Corporate Investment Committee is responsible for providing oversight over investment related matters including the valuation process. PFG is the investment sponsor for proprietary investment options in the plan which includes the guaranteed single group annuity contract. They provide support to the Corporate Investment Committee with regard to determination of where plan assets should be disclosed in the fair value hierarchy and the value of proprietary investment options. Investment contracts issued by PLIC are backed by PFG’s general account. Due to the nature of these contracts, they do not have specific underlying assets assigned. For defined contribution investment contracts, fair value represents the amount the plan sponsors would receive if they terminated the contract at the reporting date which is contract value less any early withdrawal charge.

4.	Investment Contract with PLIC

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a single group annuity contract with a fixed rate of interest. The statement of net assets available for benefits presents the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan offered the Principal Fixed Income Option 401(A)(K) (“PFIO”) as a single group annuity contract investment option to plan participants starting in 2006. The PFIO is a benefit-responsive group annuity contract issued by PLIC. The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the statements of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2012	Rate 2013
January 1 - June 30	2.50%	2.35%
July 1 - December 31	2.35%	2.25%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.

Benefit payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets available for benefits at the end of the year are noted with an asterisk (*).

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

	December 31, 2013			December 31, 2012
	Shares/Unit	Fair Value		Shares/Unit	Fair Value
PIMCO Total Return ADM Fund	565,493	$6,045,122	*	719,101	$8,082,700	*
American Funds AMCAP R3 Fund	227,450	6,113,856	*	212,808	4,549,831	*
Prudential JENN SM CO R Fund	188,239	5,073,046	*	178,078	3,939,082
Lord Abbett Value OPP R3 Fund	298,931	6,077,264	*	280,742	4,606,969	*
MFS Value R2 Fund	167,636	5,520,245	*	167,652	4,216,450	*
Franklin US Govt Sedc R Fd	15,101	97,404		12,726	86,534
Manning & Napier PB EXT TRM S Fund	3,827	66,903		589	9,373
Principal Lifetime 2010 SEP Account	96,412	1,903,287		108,512	1,801,530
Principal Lifetime 2020 SEP Account	378,504	8,121,399	*	425,553	7,316,366	*
Principal Lifetime 2030 SEP Account	217,827	4,729,695	*	204,454	3,476,913
Principal Lifetime 2040 SEP Account	158,763	3,530,672		132,209	2,190,387
Principal Lifetime 2050 SEP Account	179,700	3,885,136		175,922	2,866,297
Principal Lifetime STR INC SEP Account	27,175	493,101		27,920	446,297
Principal Large Cap Stock Index SEP Account	95,102	7,922,196	*	92,195	5,814,850	*
Principal Diversified International SEP Account	64,762	4,695,204	*	77,165	4,225,998	*
Principal US Property SEP Account	1,735	1,256,651		2,022	1,129,731
Principal Fixed Income Option 401(A)/(K)	986,650	15,561,501	*	1,100,362	16,964,847	*
Popular, Inc. Common Stock	259,469	7,454,552	*	269,317	5,599,091	*

		$88,547,234			$77,323,246

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,759,092 as follows:

Mutual Funds	$5,582,667
Pooled Separate Accounts	6,094,973
Common Stock	2,070,964
Single Group Annuity Contract	10,488

$13,759,092

6.	Income Taxes

The Plan received a favorable determination letter from the IRS, dated October 11, 2012, indicating that it qualified under Section 401(a) of the Internal Revenue Code (“IRC”).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2013, the years 2010 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

7.	Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, foreign currency and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

8.	Related Party Transactions

At December 31, 2013 and 2012, the Plan held 259,469 and 269,317 common shares of Popular, Inc., with a quoted market value of $7,454,552 and $5,599,091, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

Included in the Plan assets are notes receivable from participants. At December 31, 2013 and 2012, notes receivable from participants amounted to $2,425,132 and $2,216,166, respectively. For the year ended December 31, 2013, interest income related to notes receivable from participants amounted to $95,636. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.

PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for recordkeeping services amounted to $44,715 for the year ended December 31, 2013 which was partially funded by forfeitures.

8.	Subsequent Events

The Plan has evaluated subsequent events through the filing date, the date the financial statements were available to be issued. The Plan has determined that the event below occurring in this period requires disclosure in the accompanying financial statements:

On April 23, 2014, the Corporation announced that it had entered into definitive agreements to sell the regional operations of BPNA in California, Illinois and Central Florida and that in connection with the transactions it would centralize certain back office operations in Puerto Rico and New York. As the restructuring is expected to require the involuntary termination of greater than 20% of plan participants, the Plan Administrator has determined that a partial plan termination will occur. Consequently, the affected plan participants will be granted full vesting of their Plan accounts as of the date of their respective termination of employment.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2013	Exhibit I

(a)	(b) Identity of Issue	(c ) Description of investment	(d) Cost **	(e) Current Value
	PIMCO Total Return ADM Fund	mutual fund		$6,045,122
	American Funds AMCAP R3 Fund	mutual fund		6,113,856
	Prudential JENN SM CO R Fund	mutual fund		5,073,046
	Lord Abbett Value OPP R3 Fund	mutual fund		6,077,264
	MFS Value R2 Fund	mutual fund		5,520,245
	Franklin US GOVT SEC R FD	mutual fund		97,404
	Manning & Napier PB Ext TRM S Fd	mutual fund		66,903
*	Principal Lifetime 2010 SEP Account	pooled separate account		1,903,287
*	Principal Lifetime 2020 SEP Account	pooled separate account		8,121,399
*	Principal Lifetime 2030 SEP Account	pooled separate account		4,729,695
*	Principal Lifetime 2040 SEP Account	pooled separate account		3,530,672
*	Principal Lifetime 2050 SEP Account	pooled separate account		3,885,136
*	Principal Lifetime STR INC SEP Account	pooled separate account		493,101
*	Principal Large Cap Stock Index SEP Account	pooled separate account		7,922,196
*	Principal Diversified International SEP Account	pooled separate account		4,695,204
*	Principal US Property SEP Account	pooled separate account		1,256,651
*	Principal Fixed Income Option 401(A)/(K) ***	single group annuity contract		16,380,527
*	Popular Inc. Common Stock	common stock		7,454,552

	Total			$89,366,260
*	Notes receivable from participants	interest rate range from 4.25% to 9.25%
		maturity date range from 1/3/2014 to 11/2/2040		2,425,132

				$91,791,392

*	Party in interest to the Plan.
**	Cost information is not required for participant directed funds.
***	The Principal Fixed Income Option 401 (A)/(K) fund is presented at contract value. The fair value at December 31, 2013 is $15,561,501.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A 401(K) SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 30, 2014	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson
Popular, Inc. Benefits Committee
(Plan Administrator)